Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
QOMOLANGMA ACQUISITION CORP.

Qomolangma Acquisition Corp., a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.	The name of the corporation is Qomolangma Acquisition Corp. The corporation was originally incorporated pursuant to the DGCL on May 6, 2021.

2.	The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 6, 2021 (and it was thereafter amended by a Certificate of Amendment to the Certificate of Incorporation on November 15, 2021) and the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was September 29, 2022, June 30, 2023 and September 12, 2023 (the “Amended and Restated Certificate of Incorporation”).

3.	The Board of Directors of the corporation has duly adopted resolutions setting forth proposed amendments to the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the corporation and its stockholders and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that Paragraph “E” of Article Sixth of the Amended and Restated Certificate of Incorporation are hereby amended and restated in the entirety as follows:

“E. In the event that the Corporation does not consummate a Business Combination by (i) 9 months from the consummation of the IPO, or (ii) up to 22 months from the consummation of the IPO if the Corporation elects to extend the amount of time to complete a Business Combination by depositing the lesser of $0.033 per outstanding share and $20,000 for each one-month extension and following such initial extension, up to the 22-month anniversary from the consummation of the IPO by depositing the lesser of $0.033 per outstanding share and $20,000 into the Trust Account for each 1-month extension and in accordance with the terms of the Investment Management Trust Agreement between the Corporation and American Stock Transfer & Trust Company, LLC (in any case, such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price shall be equal to (i) the amount then held in the Trust Account plus interest earned, less any interest released to pay income taxes owed on such funds but not yet paid and up to $50,000 of interest to pay dissolution expenses, divided by (ii) the total number of IPO Shares then outstanding.”

4.	That thereafter, said amendment was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this day of December 7, 2023.

/s/ Jonathan P. Myers
Name:	Jonathan P. Myers
Title:	Chief Executive Officer